AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number:    333-44895

CLIMACHEM, INC.
(Exact name of registrant as specified in its charter)

OKLAHOMA                                                         6749                                                                     73-1528549
(State or other jurisdiction of                     (Primary Standard Industrial                                     (I.R.S. Employer
incorporation or organization)                   Classification Code Number)                                     Identification No.)

16 South Pennsylvania
Oklahoma City, Oklahoma 73107
Telephone: (405) 235-4546
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

Exact Name of Additional Registrants*	Jurisdiction of Incorporation	Primary Standard Industrial Classification Number	I.R.S. Employer Identification Number

The Climate Control Group, Inc.(1)
CHP Corporation(2)
Climate Master, Inc.
Climate Mate Inc.
DSN Corporation
El Dorado Chemical Company
International Environmental Corporation
KOAX Corp.
LSB Chemical Corp.
Northwest Financial Corporation
Slurry Explosive Corporation
The Environmental Group, Inc.
The Environmental Group International
Limited
Total Energy Systems Limited (3)
T.E.S. Mining Services Pty. Ltd. (3)
Total Energy Systems (NZ) Limited (3)
Universal Tech Corporation

	Oklahoma Oklahoma Delaware Canada Oklahoma Oklahoma Oklahoma Oklahoma Oklahoma Oklahoma Oklahoma Oklahoma England Australia Australia New Zealand Oklahoma	3585 3585 3585 3585 2819 2873 3585 3585 7392 6749 2892 3585 3585 2892 2892 2892 8731	73-1415062 73-1094496 93-0857025 N/A 73-1456545 73-1183488 73-0754306 73-1284158 73-1207958 73-1131584 73-1330903 73-1431586 N/A N/A N/A N/A 73-1364261

*Address and telephone number of principal executive offices are the same as those of ClimaChem, Inc., except as indicated below.

(1) APR Corporation amended its Certificate of Incorporation on July 20, 1999, to change its name to The Climate Control Group, Inc.

(2) CHP Corporation merged into, and was survived by The Environmental Group, Inc., effective December 31, 2001.

(3) On August 2, 1999, the Company's parent, LSB Industries, Inc. ("LSB") consummated the sale by the Company's wholly owned subsidiaries, Total Energy Systems Limited, TES Mining Services Pty Ltd., and Total Energy Systems (NZ) Limited (collectively, the "TES Subsidiaries") of substantially all the assets of the TES Subsidiaries. Each of these companies has been, or is in the process of being, dissolved. On December 15, 1999, Total Energy Systems Limited changed its name to LSB Australia Pty. Ltd.

                 10 3/4% Senior Notes due 2007
(Title of each class of securities covered by this Form)

                                                  None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record of 10 3/4% Senior Notes due 2007 as of the certification or notice date: ten (10).*

* On May 24, 2002, the holders of more than 66 2/3% of the aggregate principal amount of the 10 3/4% Senior Notes due 2007 approved a Fifth Supplemental Indenture, which eliminated the obligation set forth in the original Indenture to provide periodic and current reports of ClimaChem, Inc.

Pursuant to the requirement of the Securities Exchange Act of 1934, ClimaChem, Inc., The Climate Control Group (f/k/a APR Corporation), Climate Master, Inc., Climate Mate Inc., DSN Corporation, El Dorado Chemical Company, International Environmental Corporation, KOAX Corp., LSB Chemical Corp., Northwest Financial Corporation, Slurry Explosive Corporation, The Environmental Group, Inc., The Environmental Group International, Limited, and Universal Tech Corporation have caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized persons.

DATE: June 24, 2002                                                                                        CLIMACHEM, INC.

                                                                                                                            By__/s/ Tony M. Shelby
                                                                                                                           Tony M. Shelby, Vice President

2

DATE: June 24, 2002                                                                                         THE CLIMATE CONTROL GROUP, INC.
                                                                                                                            (f/k/a APR Corporation)

                                                                                                                            By___/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         CLIMATE MASTER, INC.

                                                                                                                            By____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         CLIMATE MATE, INC.

                                                                                                                            By___/s/ David R. Goss
                                                                                                                            David R. Goss, President

DATE: June 24, 2002                                                                                         DSN CORPORATION

                                                                                                                            By____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         EL DORADO CHEMICAL COMPANY

                                                                                                                            By____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         INTERNATIONAL ENVIRONMENTAL
                                                                                                                            CORPORATION

                                                                                                                            By_____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         KOAX CORP.

                                                                                                                            By____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         LSB CHEMICAL CORP.

                                                                                                                            By_____/s/ Tony M. Shelby _
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         NORTHWEST FINANCIAL CORPORATION

                                                                                                                             By_____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         SLURRY EXPLOSIVE CORPORATION

                                                                                                                            By_____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         THE ENVIRONMENTAL GROUP, INC.

                                                                                                                            By_____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President

DATE: June 24, 2002                                                                                         THE ENVIRONMENTAL GROUP
                                                                                                                              INTERNATIONAL LIMITED

                                                                                                                            By ___/s/ David R. Goss
                                                                                                                            David R. Goss, Director

DATE: June 24, 2002                                                                                         UNIVERSAL TECH CORPORATION

                                                                                                                            By____/s/ Tony M. Shelby
                                                                                                                            Tony M. Shelby, Vice President